FORM 11-K

(Mark one)



              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1999


                                       OR


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.



Commission file number # 001-04364


                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                               Ryder System, Inc.
                               3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION

FINANCIAL STATEMENTS & SCHEDULES                                                          PAGE NO.
--------------------------------                                                          --------
 o       Independent Auditors' Report                                                         2
 o       Statements of Net Assets Available for Plan Benefits
            December 31, 1999 and 1998                                                        3
 o       Statements of Changes in Net Assets Available for Plan Benefits
            For the years ended December 31, 1999 and 1998                                    4
 o       Notes to Financial Statements                                                        5
 o       Schedule I:   Form 5500, Schedule H, Line 4i:
            Schedule of Assets Held for Investment Purposes at the End of Plan Year
            December 31, 1999                                                                12
 o       Schedule II:  Form 5500, Schedule H, Line 4j:
            Schedule of Reportable Transactions for the year ended December 31, 1999         13

EXHIBITS
--------

 o       Exhibit Index                                                                       14
 o       Independent Auditors' Consent                                                       15




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                 RYDER SYSTEM, INC.
                                                 EMPLOYEE SAVINGS PLAN B


Date: June 28, 2000                              By: /s/ EDWIN A. HUSTON
                                                     --------------------

                                                 Edwin A. Huston
                                                 Vice Chairman

                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan B (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Miami, Florida
June 23, 2000

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 AND 1998

                                                                 1999             1998
                                                             -------------    -------------
Assets
Investments:
  Short-term money market instruments                        $ 10,935,679     $  9,897,307
  Investment contracts, at contract value                      67,712,941       65,112,633
  Mutual funds
    (cost: 1999 - $215,355,198; 1998 - $186,523,784)          304,231,393      231,190,147
  Ryder System, Inc. Common Stock
    (cost: 1999 - $34,306,883; 1998 - $27,729,937)             38,066,885       31,363,088
  Participant loans receivable                                 19,374,974       17,817,309
                                                              ------------     ------------
      Total investments                                       440,321,872      355,380,484
Receivables:
  Employer contribution                                         1,252,042        1,775,724
  Employee contribution                                           678,737            1,520
                                                              ------------     ------------
   Total receivables                                            1,930,779        1,777,244
                                                              ------------     ------------
       Total Assets                                           442,252,651      357,157,728

Liabilities
Other liabilities                                                  80,066               --
                                                              ------------     ------------
     Total Liabilites                                              80,066               --
                                                              ------------     ------------

Net assets available for plan benefits                       $442,172,585     $357,157,728
                                                              ============     ============





   The accompanying notes are an integral part of these financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                           1999             1998
                                                      -------------    -------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments     $ 60,682,462     $ 20,907,698
    Dividends                                           27,297,752       15,047,175
    Interest                                             5,714,022        5,547,665
                                                       ------------     ------------
        Net investment income                           93,694,236       41,502,538
                                                       ------------     ------------

  Contributions:
    Employer                                            10,557,083        9,594,288
    Employee                                            31,351,549       27,737,457
                                                       ------------     ------------
        Total contributions                             41,908,632       37,331,745
                                                       ------------     ------------

        Total additions                                135,602,868       78,834,283
                                                       ------------     ------------

  Deductions from net assets attributed to:

    Distributions to plan participants                  30,433,285       29,861,884
    Transfers to other plans, net                       19,801,481        6,758,823
    Administrative expenses                                353,245          325,017
                                                       ------------     ------------

        Total deductions                                50,588,011       36,945,724
                                                       ------------     ------------

        Net increase                                    85,014,857       41,888,559

  Net assets available for plan benefits:

    Beginning of year                                  357,157,728      315,269,169
                                                       ------------     ------------
    End of year                                       $442,172,585     $357,157,728
                                                       ============     ============





   The accompanying notes are an integral part of these financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                          NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

     The following description of the Ryder System, Inc. Employee Savings Plan B (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     General. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and recordkeeper is Fidelity Management Trust Co.

     Eligibility. Participation in the Plan is voluntary. Effective October 1, 1998, any salaried employee of Ryder System, Inc. (the "Company") or any Ryder Integrated Logistics field hourly employee is immediately eligible to participate in the Plan. Prior to October 1, 1998, to participate in the Plan, a salaried employee of the Company or a field hourly employee of Ryder Integrated Logistics had to meet certain eligibility requirements related to employment date, age and service hours. In general, salaried employees of the Company and participating affiliates, as well as, field hourly employees of Ryder Integrated Logistics are eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

     Contributions. Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $10,000 or c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of thirteen investment options and may transfer among funds on a daily basis. If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant's account. The Company contributions are automatically allocated to the Ryder System, Inc. Common Stock Fund and will remain there until the participant terminates employment or reaches age 55, whichever comes first.

     For salaried employees, the Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% (6% if the Company meets its Economic Value Added, or EVA goal) of the employee's compensation for any plan year. Once a Ryder Integrated Logistics field hourly employee meets certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400 prorated on an annual basis, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, the Company will match the first $300 at 100% and match the next $800 at 50% (100% if the Company meets its EVA goal).

     Beginning January 1, 1999, the Company revised the additional EVA match component so that participants will receive a pro-rata portion of the EVA match based on the portion of the EVA goal attained. In 1999 and 1998, the EVA match component was $829,433 and $0, respectively.

     Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 1999 and 1998, employer contributions were reduced by $813,537 and $147,518, respectively, from forfeited nonvested accounts. At December 31, 1999, forfeited nonvested accounts available to reduce future employee contributions totaled $15,917.

     Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

     Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
     (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

     Distributions. On termination of service, if a participant's account balance is greater than $5,000, a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 1999 and 1998, amounts allocated to accounts of terminated persons who have not yet been paid totaled $1,509,580 and $1,191,535, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.   Summary of Significant Accounting Policies

     Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

     Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts ("GICs") are stated at contract value which represents cost plus accrued interest (Note 5). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

     Investments in synthetic GICs (investments for which the plan owns certain fixed income securities and the contract issuer provides a "wrapper" contract that guarantees a fixed rate of return and provides benefit responsiveness) are also stated at contract value, which is equal to the fair value of the underlying collateral plus the benefit-responsive wrap value. Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. The Company common stock is valued at its quoted market price. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Company common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

     Payment of Benefits.  Benefits are recorded when paid.

3.   Investments

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at either December 31, 1999 or 1998:

                                                        1999            1998
                                                        ----            ----

     Ryder System, Inc. Common Stock Fund*        $  38,066,885   $  31,363,088
     Fidelity Equity-Income Fund                     39,186,931      46,366,100
     Putnam Voyager Fund A                          122,583,517      89,431,572
     Fidelity Contrafund                             54,043,626      47,625,900
     Fidelity Diversified International Fund         25,526,042      19,144,830
     Fidelity Aggressive Growth                      24,705,857         N/A

     * Partially nonparticipant-directed, Note 4

     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $60,682,462 and $20,907,698, respectively, as follows:

                                                        1999            1998
                                                        ----            ----

     Mutual Funds                                 $  61,765,413   $  26,765,273
     Ryder System, Inc. Common Stock Fund            (1,082,951)     (5,857,575)
                                                  --------------  --------------
                                                  $  60,682,462   $  20,907,698
                                                  ==============  ==============

4.   Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets related to nonparticipant-directed investments is as follows:

                                                             December 31,
                                                        1999            1998
                                                        ----            ----
     Net Assets:
      Common Stock                                $  10,330,083   $   4,757,977

                                                           Year ended
                                                   December 31,    December 31,
                                                       1999            1998
                                                  --------------  --------------
     Changes in Net Assets:
      Contributions                               $   6,904,236   $   5,556,699
      Net depreciation                                 (513,862)        (37,629)
      Distributions to plan participants                (23,656)        (13,943)
      Transfers                                        (483,010)          1,447
      Loan Withdrawals                                 (304,684)       (123,722)
      Administrative Expenses                            (6,918)           (592)
                                                  --------------  --------------
                                                  $   5,572,106   $   5,382,260
                                                  ==============  ==============

5.   Investment Contracts with Insurance Companies

     The Managed Interest Income Fund, one of the Plan's investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive traditional and synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of a contract issuer or otherwise. The average yield for the Managed Interest Income Fund was 6.0% and 6.2% in 1999 and 1998, respectively. The weighted average crediting interest rates for the investment contracts in 1999 and 1998 were 5.6% and 5.5%, respectively. At December 31, 1999 and 1998, the fair value of the underlying assets of the synthetic GICs and the value of the related "wrapper" contracts were $49,841,592 and $1,245,271, respectively, and $33,561,938 and $(265,100), respectively. At December 31, 1999 and 1998, the contract value of the traditional GICs were $16,626,078 and $31,815,795, respectively.

6.   Transfers to Other Plans

     The Company also sponsors the Ryder System, Inc. Employee Savings Plan A for non-salaried employees other than Ryder Integrated Logistics hourly field employees. Account balances of non-salaried employees in Plan A, who are subsequently promoted to a salaried position, are, in turn, transferred to the Plan. Transfers to the Plan for 1999 and 1998 amounted to $612,033 and $475,779, respectively.

     On September 13, 1999, the Company sold Ryder Public Transportation Services ("RPTS") to FirstGroup plc. Due to the sale of RPTS, plan assets of $21,304,902 were transferred from the Plan in 1999 to a new plan established by FirstGroup plc. In 1999, plan assets in the amount of $908,133 were transferred to the plan due to an acquisition. In 1999 and 1998, plan assets of $16,745 and $7,234,602 were transferred from the Plan to other plans, due to the out-sourcing of various information technology functions.

7.   Related Party Transactions

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized losses on sale and net unrealized depreciation in value of these securities.

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan's current trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $353,245 and $325,017 for the years ended December 31, 1999 and 1998, respectively.

8.   Plan Termination

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

9.   Tax Status of the Plan

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated August 26, 1996 has been obtained from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

10.  Administrative Expenses

     Administrative expenses of the Plan, consisting of investment management fees, are paid by the participants. At its discretion, the Company may elect to pay some administrative expenses. In 1999 and 1998, the Company has not elected to pay any of these administrative expenses.

11.  Reconciliation of Financial Statements to Forms 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                   December 31,
                                                                              1999                1998
                                                                              ----                ----
     Net assets available for benefits per the financial statements       $ 442,172,585      $ 357,157,728
     Amounts allocated to withdrawing participants                           (1,509,580)        (1,191,535)
                                                                          -------------      -------------
     Net assets available for benefits per the Form 5500                  $ 440,663,005      $ 355,966,193
                                                                          =============      =============


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                               December 31, 1999
                                                               -----------------

     Benefits paid to participants per the financial statements    $ 30,433,285
     Add:  Amounts allocated to withdrawing participants at
        December 31, 1999                                             1,509,580
     Less:  Amounts allocated to withdrawing participants at
        December 31, 1998                                            (1,191,535)
                                                                   -------------
     Benefits paid to participants per the Form 5500               $ 30,751,330
                                                                   =============


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                                   SCHEDULE I
                         FORM 5500, SCHEDULE H, LINE 4i
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                    AT THE END OF PLAN YEAR DECEMBER 31, 1999

                                                NUMBER OF
                                              SHARES, UNITS
                                              OR PRINCIPAL                                    MARKET
                       ISSUER                    AMOUNTS                 COST                 VALUE
----------------------------------------------------------------------------------------------------------
Ryder System, Inc. Common Stock Fund*                4,861,671    $      34,306,883    $       38,066,885
Fidelity Short-Term Interest Fund*                  10,935,679           10,935,679            10,935,679
Fidelity Equity-Income Fund*                           732,740           37,950,080            39,186,931
Putnam Voyager Fund A                                3,959,416           65,790,490           122,583,517
Fidelity Contrafund*                                   900,427           46,283,625            54,043,626
Fidelity Diversified International Fund*               996,333           17,548,593            25,526,042
Fidelity Asset Manager Growth*                         266,568            5,110,257             5,243,397
Fidelity Asset Manager*                                177,852            3,224,761             3,268,928
Fidelity Asset Manager Income*                         106,744            1,314,203             1,300,143
Fidelity U.S. Bond Index Fund*                         249,952            2,672,843             2,547,012
Spartan U.S. Equity Index Fund*                        248,283           10,244,820            12,933,052
Fidelity Aggressive Growth Fund*                       414,319           16,249,057            24,705,857
Fidelity Growth Company Fund*                          152,941            8,966,469            12,892,888
Participant Loans                                   19,374,974                                 19,374,974
                                                                    ----------------     -----------------
                                                                  $     260,597,760    $      372,608,931
                                                                    ================     =================
* Represents a Party-In-Interest

                                                                                           NUMBER OF
                                                                                         SHARES, UNITS
                                                                   RATE OF   MATURITY     OR PRINCIPAL    CONTRACT          MARKET
             INVESTMENT CONTRACTS                                 INTEREST     DATE         AMOUNTS        VALUE            VALUE
------------------------------------------------------------------------------------------------------------------------------------

TRADITIONAL GUARANTEED INVESTMENT CONTRACTS:

      AIG Life Insurance Co.                      GIC-898           7.08%     6/30/00        678,291   $     678,291  $     674,330
      Allstate Life Insurance Co.                 6006              6.87%      4/2/01      2,761,508       2,761,508      2,633,570
      Continental Assurance Co.                   GP-24037-006      6.04%    12/29/00      1,092,651       1,092,651      1,053,102
      John Hancock Mutual Life Insurance Co.      8613              7.21%     10/2/00      2,464,935       2,464,935      2,398,989
      Metropolitan Life                           GAC 24757         6.42%    12/29/00      1,566,701       1,566,701      1,519,875
      Monumental Life Insurance Co.               BDA00367TR-00     7.03%     3/31/00      2,237,257       2,237,257      2,170,928
      Principal Life Insurance Co.                42112901          5.95%     9/29/00        970,023         970,023        947,782
      Principal Life Insurance Co.                42112902          7.05%     6/29/00      1,950,502       1,950,502      1,907,571
      Prudential Insurance Co. of America         007819 211        5.77%     7/31/00      2,904,210       2,904,210      2,838,028
                                                                                          ----------      ----------     ----------
                                                                                          16,626,078      16,626,078     16,144,175
                                                                                          ----------      ----------     ----------
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:

      AIG Financial Products Corp.                163083            6.48%     1/18/00      3,285,609       3,285,609      3,271,090
      Chase Manhattan Bank                        401078            5.95%     1/18/00      2,621,617       2,621,617      2,538,522
      Chase Manhattan Bank                        401266            5.11%     1/18/00      2,644,110       2,644,110      2,543,869
      Deutsche Bank                               FID-RYD-2         5.18%     1/18/00      3,851,519       3,851,519      3,735,006
      Deutsche Bank                               FID-RYD-1         5.75%     1/18/00      1,656,719       1,656,719      1,646,113
      Monumental Life Insurance Co.               BDA00367TR-05     5.10%     1/18/00      2,712,583       2,712,583      2,599,068
      Monumental Life Insurance Co.               BDA00367TR-03     5.86%     1/18/00      1,967,438       1,967,438      1,933,226
      Monumental Life Insurance Co.               BDA00367TR-10     5.82%     7/17/00      2,651,307       2,651,307      2,566,402
      Monumental Life Insurance Co.               BDA00626FR-09     6.67%     1/18/00      2,540,376       2,540,376      2,504,245
      Monumental Life Insurance Co.               BDA00367TR-02     6.16%     1/18/00      3,252,866       3,252,866      3,229,034
      Morgan Guaranty                             RYDER03B          5.53%     1/18/00      3,827,405       3,827,405      3,591,629
      Morgan Guaranty                             RYDER01A          6.02%     1/18/00      2,633,412       2,633,412      2,551,555
      Morgan Guaranty                             RYDER02           5.98%     1/18/00      2,076,065       2,076,065      2,003,055
      State Street Bank                           98052             5.85%     1/18/00      1,978,505       1,978,505      1,943,155
      Transamerica Life Insurance and Annuity Co. 76710             6.39%     1/25/00      2,620,167       2,620,167      2,556,749
      Union Bank of Switzerland                   2719              6.91%     3/27/00      2,616,121       2,616,121      2,620,397
      Union Bank of Switzerland                   2340              6.40%      4/6/00      3,291,193       3,291,193      3,281,686
      Westdeutsche Landesbank                     WLB6125           5.70%     4/13/99      2,622,934       2,622,934      2,497,712
      Westdeutsche Landesbank                     WLB6125           6.02%      1/6/98      2,236,917       2,236,917      2,229,079
                                                                                          ----------      ----------     ----------
                                                                                          51,086,863      51,086,863     49,841,592
                                                                                          ----------      ----------     ----------
                                                                                          ----------      ----------     ----------
                                                                                          67,712,941   $  67,712,941  $  65,985,767
                                                                                          ==========     ============   ============

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
                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B

                                   SCHEDULE II
                         FORM 5500, SCHEDULE H, LINE 4j
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999



                           NO REPORTABLE TRANSACTIONS

                                  EXHIBIT INDEX

EXHIBIT                 DESCRIPTION
-------                 -----------

23.1               Independent Auditors' Consent


                                       14